Exhibit 3.41


                          CERTIFICATE OF FORMATION
                                     OF
                                 [Company]

1. The name of the limited liability company is [Company].

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.